

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Anna Chin
President
Gofba, Inc.
3281 East Guasti Road, Suite 700
Ontario, CA 91761

> **Re: Gofba, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Submitted August 30, 2019**
> **File No. 333-225254**

Dear Ms. Chin:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A filed 8/30/2019

Use of Proceeds, page 19

1.  Revise your disclosures to discuss your plan to use the proceeds from this offering to refund common stock subscriptions, including to those 45 individuals and entities that you have not heard from regarding their investments in Gofba.

   You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Information Technologies
                 and Services

cc:  Craig Butler